PLATINUM GROUP METALS LTD.

Voting Results for the Annual General Meeting of Shareholders Held on February 23, 2017

To:	The Applicable Securities Commissions

Report of Voting Results

In accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, this report briefly describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders (the “Meeting”) of Platinum Group Metals Ltd. (the “Company”) held on February 23, 2017.

1.	Election of Directors

At the Meeting, management of the Company presented to the shareholders its nominees for directors. According to proxies received and by a vote on a show of hands, the following individuals were elected as directors until the next annual general meeting of the Company or until their successors are elected or appointed:

Name	Votes For	Votes Withheld
R. Michael Jones	72,733,681	635,783
Frank R. Hallam	72,547,538	821,926
Iain D.C. McLean	71,611,045	1,758,419
Eric H. Carlson	71,414,768	1,954,696
Barry W. Smee	71,648,829	1,720,635
Timothy D. Marlow	72,883,710	485,754
Diana J. Walters	72,849,685	519,779

2.	Appointment and Compensation of Auditors

At the Meeting, the shareholders approved the appointment of PricewaterhouseCoopers LLP as the Company’s auditor and authorized the directors to fix the auditors’ remuneration. According to proxies received and by a vote on a show of hands, PricewaterhouseCoopers LLP was appointed as the Company’s auditor and the directors were authorized to fix the auditor’s remuneration based on the following results:

Votes For	Votes Withheld
84,562,676	1,238,213

3.	New Share Compensation Plan

At the Meeting, the shareholders were asked to approve a new Share Compensation Plan. According to a ballot vote, the Share Compensation Plan was approved with the following results:

Votes For	Votes Against
59,362,071 (80.07%)	14,776,698 (19.93%)